Exhibit 99.1

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Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 8, 2014

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need  not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing  capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or  any adjournment or postponement thereof.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m., Eastern Time, on May 6, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet	To Receive Documents Electronically
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.
1-866-732-VOTE (8683) Toll Free	• Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy..

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

13FE14093_011E3A

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Appointment of Proxyholder
I/We, being holder(s) of Kinross Gold Corporation hereby appoint: John E. Oliver, or failing him, Shelley M. Riley	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Kinross Gold Corporation (the “Company”) to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, on May 8, 2014 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. John A. Brough	☐	☐	02. John K. Carrington	☐	☐	03. John M.H. Huxley	☐	☐

04. Kenneth C. Irving	☐	☐	05. John A. Keyes	☐	☐	06. John A. Macken	☐	☐	Fold

07. Catherine McLeod-Seltzer	☐	☐	08. John E. Oliver	☐	☐	09. Una M. Power	☐	☐

10. Terence C.W. Reid	☐	☐	11. J. Paul Rollinson	☐	☐	12. Ruth G. Woods	☐	☐

							For	Withhold

2. Appointment of Auditors
To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.							☐	☐

							For	Against

3. Amendments to Share Option Plan
To consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the share option plan of Kinross to (a) increase the number of common shares reserved for issuance thereunder from 21,166,667 to 31,166,667 and (b) to add a provision whereby optionholders can surrender their options to the company in exchange for the “in-the-money” value in the form of either cash or shares, with a company option to deliver shares even if the optionholder elects to receive cash.
							☐	☐

							For	Against

4. Amendments to Restricted Share Plan
To consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the restricted share plan of Kinross to (a) increase the number of common shares reserved for issuance thereunder from 20,000,000 to 35,000,000, (b) to add a provision whereby holders of restricted share units (other than members of the Senior Leadership Team) can surrender any restricted share units vesting in 2014 to the company in exchange for receiving the value of the vested shares in cash and (c) to add a provision whereby holders of restricted share units can elect to satisfy any applicable withholding taxes by surrendering a portion of their restricted share units to the company for cancellation in exchange for the company satisfying the applicable withholding taxes on the holder’s behalf.							☐	☐
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							For	Against

5. Executive Compensation To consider and, if deemed appropriate, to pass, an advisory resolution on Kinross’ approach to executive compensation.							☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Signature(s)	Date
MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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